July 29, 2008
VIA EDGAR AND BY HAND
Ms. Karen J. Garnett
Mr. Duc Dang
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	Cogdell Spencer Inc.
Form 10-K for the year ended December 31, 2007
Filed March 17, 2008
File No. 001-32649
Dear Ms. Garnett/Mr. Dang:
     In connection with responding to comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with respect to the Form 10-K for the year ended December 31, 2007 (the “Form 10-K”) filed by Cogdell Spencer Inc. (the “Company”), a Maryland corporation, on March 17, 2008, I acknowledge the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Frank C. Spencer
Frank C. Spencer